Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-194345
May 6, 2014

Mead Johnson Nutrition Company

Pricing Term Sheet

$500,000,000 4.600% Senior Notes due 2044

May 6, 2014

Issuer:	Mead Johnson Nutrition Company

Expected Ratings*:	Baa1 (Moody’s) / BBB (S&P)

Trade Date:	May 6, 2014

Distribution:	SEC Registered

Expected Settlement Date:	May 13, 2014 (T+5)

Interest Accrual Date:	May 13, 2014

Joint Book-Running Managers:	Citigroup Global Markets Inc. Goldman, Sachs & Co. J.P. Morgan Securities LLC Morgan Stanley & Co. LLC

Co-Managers:	HSBC Securities (USA) Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated
Mitsubishi UFJ Securities (USA), Inc. Barclays Capital Inc. RBC Capital Markets, LLC

Title:	4.600% Senior Notes due 2044

Size:	$500,000,000

Coupon:	4.600%

Maturity:	June 1, 2044

Public Offering Price:	99.465%

Reoffer Yield:	4.633%

Spread to Benchmark Treasury:	T + 127 bps

Benchmark Treasury:	3.750% UST due November 15, 2043

Benchmark Treasury Price and Yield:	107-06+, 3.363%

Interest Payment Dates:	June 1 and December 1, commencing December 1, 2014

Make-Whole Call:	T + 20 bps

Par Call:	Within six months prior to maturity date

CUSIP:	582839 AG1

ISIN:	US582839AG14

Denominations:	$2,000 x $1,000

Pro Forma Ratio of Earnings to Fixed Charges:

As adjusted to give effect to the issuance of the notes in this offering and the application of the net proceeds from this offering as described in “Use of Proceeds” in the prospectus supplement, and assuming the offering had been completed on (i) January 1, 2014, our ratio of earnings to fixed charges would have been 13.9x for the three months ended March 31, 2014 and (ii) January 1, 2013, our ratio of earnings to fixed charges would have been 11.6x for the year ended December 31, 2013. The pro forma ratio of earnings to fixed charges reflects our having entered into a forward-starting interest rate swap agreement in the fourth quarter of 2013 that we estimate will result in the interest payable on the notes effectively becoming fixed at an annual rate of 4.88% upon issuance. The pro forma ratio of earnings to fixed charges does not necessarily represent what the actual ratio of earning to fixed charges would have been had those transactions occurred on the date assumed.

*A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Certain underwriters or their respective affiliates are lenders and/or agents under our $500.0 million revolving credit facility.

The issuer has filed a registration statement (including a prospectus and preliminary prospectus supplement) with the Securities and Exchange Commission (the “SEC”) for the offering to which this pricing term sheet relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and the accompanying prospectus relating to this offering if you request it by contacting Citigroup Global Markets Inc. toll-free at (800) 831-9146, Goldman, Sachs & Co. toll-free at (866) 471-2526, J.P. Morgan Securities LLC collect at (212) 834-4533 or Morgan Stanley & Co. LLC toll-free at (866) 718-1649.

This communication should be read in conjunction with the preliminary prospectus supplement dated May 6, 2014, and the accompanying prospectus, dated March 6, 2014. The information in this communication supersedes the information in the preliminary prospectus supplement and the accompanying prospectus to the extent inconsistent with the information in the preliminary prospectus supplement and the accompanying prospectus.

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